Exhibit 99.4

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MR A SAMPLE

MR A SAMPLE

DESIGNATION (IF ANY)

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MR B SAMPLE

MR C SAMPLE

MR D SAMPLE

Before completing this form, please read the Chairman’s Letter incorporating Notice of AGM and see the explanatory notes overleaf.

I/We hereby appoint the Chairman of the meeting OR the following person:

(The proxy need not be a member of the Company)

Please leave this box blank if you have selected the Chairman.  Do not insert your own name(s)

as my/our proxy to attend and vote on a poll on my/our behalf at the Annual General Meeting (the “AGM”) of Allied Domecq PLC (the “Company”) to be held at 2 pm on Friday 30 January 2004 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London WIJ 7QY, United Kingdom and at any adjournment of the AGM. I/We would like my/our proxy to vote on the resolutions proposed at the AGM as indicated on this form.  Unless otherwise instructed, the proxy may vote as he or she sees fit or withhold a vote in relation to any business of the AGM and at any adjournment of the AGM.

Signature (Please sign in the box above) Any one joint holder may sign

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Date

Doors will open at 1 pm and shareholders will be offered tea, coffee and biscuits prior to the commencement of the AGM.

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If you expect to attend the AGM please indicate in the boxes below

I will be attending the AGM on 30 January 2004	☐

I will not be attending the AGM on 30 January 2004	☐

Allied Domecq PLC  Form of Proxy

If you would like to appoint your proxy electronically via the Internet go to www-uk.computershare.com/proxy

You will need an Internet enabled computer with minimum web browser of IE4 or Netscape 4.  You will be asked to enter the Shareholder Reference Number and PIN Number as printed below and agree to certain terms and conditions.

A user of the CREST system (including a CREST personal member) may instead appoint a proxy by having an appropriate CREST message transmitted (see note 2 overleaf).

Please indicate with an “X” in the boxes below how you wish the proxy to vote and return this form in the enclosed pre-paid envelope (to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB) to be received not later than 2 pm on 28 January 2004.

Resolutions		For	Against	Vote Withheld #

1	To receive and adopt the Report and Accounts	☐	☐	☐

2	To declare a final dividend	☐	☐	☐

3	To receive and approve the Directors’ Remuneration Report	☐	☐	☐

4	To re-elect Philip Bowman as a director+	☐	☐	☐

5	To elect Bruno Angelici as a director*	☐	☐	☐

6	To elect Paul Adams as a director*	☐	☐	☐

7	To elect John Rishton as a director*+	☐	☐	☐

8	To ratify the re-appointment of the Auditor and authorise the Directors to determine the remuneration of the Auditor	☐	☐	☐

9	To re-new the Directors’ authority to allot unissued	☐	☐	☐

10	To re-new the Directors’ authority in respect of the shares partial disapplication of pre-emption rights	☐	☐	☐

11	To authorise the Company to make limited market purchases of its own shares	☐	☐	☐

*           Member of the Allied Domecq Audit Committee and Remuneration Committee

+           Member of the Allied Domecq Nomination Committee

#                                 The “Vote Withheld” option above is provided to enable you to abstain on any particular resolution, however, it should be noted  that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes  For  and “Against” a resolution.

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Kindly Note:  This form is addressed only to the shareholder and in respect of the pre-printed designated shareholding.

This personalised form is not transferable as between shareholders or differing shareholder accounts.  The Company and Computershare accept no liability for any instruction that does not comply with these conditions.

10NNKH

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Allied Domecq PLC  Admittance Card

Attendance at the Allied Domecq PLC Annual General Meeting on 30 January 2004 at 2 pm at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London WIJ 7QY, United Kingdom.

If you intend to be at the Annual General Meeting, would you please sign this admittance card on the reverse and present it at the registration point on arrival in order to assist admittance procedures.

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DESIGNATION (IF ANY)

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MR C SAMPLE

MR D SAMPLE

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Notes on completion and use:

1                                          To be effective the Form of Proxy, together with any power of attorney or other authority under which it        is signed, must reach Computershare Investor Services PLC (“Computershare”), the Registrars of the Company not less than forty -eight hours before the time appointed for the AGM or adjourned AGM. When you have completed and signed this form, detach it and return it to Computershare in the pre-paid envelope provided.  To be valid the Form of Proxy must be received no later than 2 pm on 28 January 2004.

2                                          CREST members wishing to appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, must ensure that, in order for such CREST Proxy Instruction to be effective, it must be received by the Company’s agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for holding the AGM or adjourned AGM, together with any power of attorney or other authority under which it is sent. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the  circumstances set in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. For further information relating to the CREST proxy system, please refer to the CREST manual and the Notice of AGM.

3                                          If the appointor is a corporation the Form of Proxy must be executed under its common seal or under the hand of an officer or attorney authorised in writing.

4                                          In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

5                                          The lodging of a Form of Proxy or a CREST Proxy Instruction will not prevent a shareholder from attending and voting at the AGM in person if he or she so wishes.

6                                          The address of Computershare for return of this form is: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, United Kingdom.

7                                          Any alterations to this Form of Proxy should be initialled.

8                                          Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at the close of business on 28 January 2004 will be entitled to attend and to vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register after the close of business on 28 January 2004 will be disregarded in determining the rights of any person to attend or vote at the AGM.

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Poll card for use at the AGM

	FOR	AGAINST	VOTE WITHHELD

Resolution 1

Resolution 2

Resolution 3

Resolution 4

Resolution 5

Resolution 6

Resolution 7

Resolution 8

Resolution 9

Resolution 10

Resolution 11

Name of shareholder in full

(Block capitals please)

Holding of Shares

If not completed your total holding will be included.

Please record your vote by placing an X in the appropriate box(es).

Signature of Holder or Proxy

Note: In the case of a corporation, a letter of authority will be required unless a suitably completed Proxy Form has been lodged.